Filed pursuant to Rule 433

Registration No. 333-202420

August 10, 2015

  HSBC Holdings plc

$1,500,000,000 4.250% Subordinated Notes due 2025 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Joint Lead Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Commerz Markets LLC

Danske Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

UniCredit Capital Markets LLC

Co-Managers:

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Comerica Securities, Inc.

First Gulf Bank PJSC

Mizuho Securities USA Inc.

nabSecurities, LLC

National Bank of Abu Dhabi PJSC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Structure:	Subordinated Notes

Issuer Ratings:*	A1 (stable) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / BBB+ (S&P) / A+ (Fitch)

Pricing Date:	August 10, 2015

Settlement Date:	August 18, 2015 (T+6)

Maturity Date:	August 18, 2025

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$1,500,000,000

Benchmark Treasury:	UST 2.125% due May 15, 2025

Treasury Yield:	2.232%

Treasury Price:	99-02

Re-offer Spread:	UST + 212 basis points

Coupon:	4.250%

Re-offer Yield:	4.352%

Issue Price:	99.180%

Gross Fees:	0.450%

Net Price:	98.730%

Net Proceeds to Issuer:	$1,480,950,000

Interest Payment Dates:	Interest on the Notes will be payable in arrear on February 18 and August 18 of each year, beginning on February 18, 2016.

Call Features:	Not applicable.

Agreement with Respect to the Exercise of UK Bail-in Power:

By its acquisition of the Notes, each noteholder (including each beneficial owner) will acknowledge, agree to be bound by and consent to the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Notes into HSBC Holdings’ or another person’s shares or other securities or other obligations, including by means of an amendment or modification to the terms of the Indenture or of the Notes to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each noteholder (including each beneficial owner) also will acknowledge and agree that (i) no repayment of the principal amount of the Notes or payment of interest on the Notes will become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by HSBC Holdings under the laws and regulations of the United Kingdom and the EU applicable to HSBC; and (ii) the rights of such noteholder (or beneficial owner) are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority. Moreover, each noteholder (including each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, a “UK bail-in power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings incorporated in the United Kingdom in effect and applicable in the United Kingdom to HSBC Holdings or other members of the HSBC Group, including but not limited to the Banking Act, and any laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of the BRRD, or any other EU directive or regulation establishing a framework for the recovery and resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings, pursuant to which obligations of a credit institution, bank, banking company, investment firm, its parent undertaking or any of its affiliates can be cancelled, written down and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power (including, without limitation, Her Majesty’s Treasury, the Bank of England, the Prudential Regulation Authority or the Financial Conduct Authority)).

Repayment of Principal and Payment of Interest after Exercise of UK Bail-in Power:

No repayment of the principal amount of the Notes or payment of interest on the Notes will become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by HSBC Holdings under the laws and regulations of the United Kingdom and the EU applicable to HSBC Holdings together with its subsidiary undertakings.

Special Event Redemption:	Subject to regulatory approval, the Notes may be redeemed in whole (but not in part) at our option upon the occurrence of a Tax Event or a Capital Disqualification Event. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption. Any redemption of the Notes is subject to the restrictions as described in the prospectus supplement under “Description of the Notes— Redemption—Redemption Conditions.”

Governing Law and Jurisdiction:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, except that (i) the subordination provisions of the Indenture and of the Notes (as described in the prospectus supplement under “Description of the Notes—Subordination”) and (ii) the consent to the exercise of any UK bail-in power (as described in the prospectus supplement under “Description of the Notes—Agreement with Respect to the Exercise of UK Bail-in Power”) (but, for the avoidance of doubt, no other provisions of the Notes or the Indenture, including the rights, duties, immunities and indemnities of the trustee thereunder) will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 AU3

ISIN:	US404280AU33

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.